Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation
ePresence, CRM, Inc.	New Jersey
ePresence Web Consulting, Inc.	New Jersey
ePresence International Incorporated	Massachusetts
ePresence of Canada, Ltd.	Canada
Switchboard Incorporated	Delaware